Mail Stop 4561

October 26, 2006

By U.S. Mail and Facsimile to (212) 389-1707

Mr. John D. Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

> **Re:** **Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 001-32147**

Dear Mr. Liu:

We have reviewed your response, dated October 16, 2006. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding your inability to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief